Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

November 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Owen Pinkerton, Senior Counsel

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant") Amendment No. 8 to Registration Statement on Form SB-2
      Filed on November 18, 2005
      File No. 333-122820

Dear Mr. Pinkerton:

      Filed today is Amendment No. 8 to the above referenced registration statement (the "Registration Statement") marked to show changes from the registration statement filed with the Commission on September 30, 2005. This letter responds to the Commission's letters to the Company, dated October 11, 2005 (the "October SEC Letter") and November 10, 2005 (the "November SEC Letter"), regarding the Registration Statement. Set forth below is the text of comments 1 and 2 contained in the October SEC Letter, the text of the comment contained in the November SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the October SEC Letter and the November SEC Letter. Page references in the Company's responses to the SEC comments correspond to the page numbers in the enclosed marked copy of the amended Registration Statement.

General

1. We note that, according to the Form 8-K filed by Patient Infosystems ("PATY") related to its merger with CCS, PATY will issue up to 13 million shares of ACS common stock to its stockholders and that "it may retain up to 1 million shares which it may sell into the market." The SB-2 currently registers only 11 million shares and specifically identifies PATY as a selling stockholder holding 1 million shares. Please revise the registration statements, as necessary, to register additional shares to be issued or to remove PATY as a selling stockholder should it choose not to retain shares of ACS.

      In response to the Staff's comment above, the Registration Statement has been updated throughout to reflect that Patient Infosystems will distribute by dividend approximately 12,071,309 shares of the Registrant's common stock, of which 10,365,553 shares of common stock will be distributed pursuant to the Registration Statement. Further, approximately 300,000 shares will be retained by Patient Infosystems, of which 146,482 will be registered for resale under the Registration Statement.

Securities and Exchange Commission
November 18, 2005
Page 2

Recent Developments, page 2

2. In light of the definitive agreement for merger between Patient Infosystems and CCS Consolidated, Inc. ("Careguide") and the intention of Patient Infosystems to sell its holdings in American Caresource Holdings, Inc. prior to December 31, 2005, please update your interim financial statements to disclose these recent developments within your subsequent events footnote.

      In response to the Staff's comment above, the financial pages have been updated at page F-23 to disclose the proposed merger between Patient Infosystems and CCS Consolidated, Inc.

3. We have reviewed your response letter, dated November 3, 2005. It appears that shares of ACS common stock were offered and sold as part of the Patient Infosystems' private placement using a non-conforming prospectus under Section 10 of the Securities Act. Since those purchasers have already made an investment decision regarding the ACS shares, they may not receive shares as part of the registered offering. As a result, the ACS shares sold in the private placement are restricted securities that may be resold only through registration or an applicable exemption from registration. If you choose to register these shares for resale, please revise the SB-2 to include the information required by Items 507 of Regulation S-B. Finally, please revise the SB-2 to include risk factor disclosure regarding any material potential contingent liability the company may face with respect to the sale of such shares.

      The ACS shares sold in the private placement will be registered for resale in a subsequent registration statement. In addition, in response to the Staff's comment above, a risk factor has been added at page 10 of the Registration Statement.

Securities and Exchange Commission
November 18, 2005
Page 3

We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at (973) 622-4444.

Very truly yours,

Jeffrey A. Baumel

JAB:an